VF 7-2-03


03051244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

**A+ 6/30/2003

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SEC FILE NUMBER
8-53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaRhette Mann Benefits Service Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street, Suite 200
(No. and Street)

Wellesley (City) MA (State) 02481-3892 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David J. Arthur 781-237-2291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Patterson and Gerry CPAs LLC
(Name – *if individual, state last, first, middle name*)

276 Union Avenue (Address) Framingham (City) MA (State) 01702 (Zip Code)

JUN 27 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/7-3

OATH OR AFFIRMATION

I, DAVID J. ARTHUR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARGETTE MAMN BENEFITS SERVICE GROUP, INC., as of APRIL 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____



Signature

FINANCIAL OPERATIONS PRINCIPAL AND TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

FINANCIAL STATEMENTS

Years Ended April 30, 2003 and 2002

CONTENTS



PATTERSON AND GERRY CPAs, LLC
CERTIFIED PUBLIC ACCOUNTANTS & STRATEGIC CONSULTANTS

INDEPENDENT AUDITORS' REPORT



To the Board of Directors
LaRhette Manin Benefits Service Group, Inc.
Wellesley, Massachusetts

We have audited the accompanying statements of financial condition of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2003 and 2002 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of LaRhette Manin Benefits Service Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaRhette Manin Benefits Service Group, Inc. as of April 30, 2003 and 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Patterson and Gerry CPAs, LLC

June 23, 2003

276 Union Avenue · Framingham, MA 01702 · Tel. (800) 419-2367 · Fax: (508) 820-2519

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION

	April 30,	
	2003	2002
ASSETS		
Cash	**$16,020**	$11,896
Prepaid expenses	**14,006**	6,716
Commission receivable from broker-dealer and clearing organization	**95,936**	107,782
	$125,962	$126,394
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable		$6,375
Accrued expenses	**$173**	30,319
	173	36,694
STOCKHOLDERS' EQUITY		
Capital stock: common, no par value, authorized 12,500 shares issued and outstanding: 100 shares	**100**	100
Additional paid-in-capital		18,400
Retained earnings	**125,689**	71,200
	125,789	89,700
	$125,962	$126,394

See Notes to Financial Statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF INCOME

	Years Ended April 30,	
	2003	2002
REVENUES		
Commissions	**$1,361,262**	$935,162
Interest income	**923**	126
	1,362,185	935,288
EXPENSES		
Bank service charges	**159**	205
Insurance	**15,250**	8,739
Legal and professional expenses	**20,526**	26,637
Licences	**8,625**	16,670
Management fee	**1,243,550**	758,968
Miscellaneous	**1,375**	2,055
Interest expenses		390
Publication		303
	1,289,485	813,967
INCOME BEFORE INCOME TAXES	**72,700**	121,321
PROVISION FOR INCOME TAXES	**18,211**	30,124
NET INCOME	**$54,489**	$91,197

See Notes to Financial Statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended April 30, 2003 and 2002

	Common Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-in capital	Earnings	Equity
Balance at May 1, 2001	100	$100	$24,900	($19,997)	$5,003
Net income				91,197	91,197
Distribution of capital			(6,500)		(6,500)
Balance at April 30, 2002	100	100	18,400	71,200	89,700
Net income				54,489	54,489
Return of capital			(18,400)		(18,400)
Balance at April 30, 2003	**100**	**$100**	**-**	**$125,689**	**$125,789**

See Notes to Financial Statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Years Ended April 30,	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$54,489**	$91,197
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) on operating liabilities:		
Prepaid expenses	**(7,290)**	(6,716)
Commission receivable	**11,846**	(107,782)
Accounts payable	**(6,375)**	6,375
Accrued expenses	**(30,146)**	21,144
Net cash provided by operating activities	**22,524**	4,218
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution of capital		(6,500)
Return of capital	**(18,400)**	
Net cash used in financing activities	**(18,400)**	(6,500)
Increase (decrease) in cash	**4,124**	(2,282)
CASH - beginning of year	**11,896**	14,178
CASH - end of year	**$16,020**	$11,896
Supplemental cash flow information		
Cash paid for interest		$390
Cash paid for income taxes	**$23,107**	$456

See Notes to Financial Statements

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
Years Ended April 30, 2003 and 2002

NOTE 1—SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

As of August 8, 2001, LaRhette Manin Benefits Service Group, Inc. (the Company) began operations as a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On April 23, 2002 the Company became registered with the Municipal Securities Rulemaking Board (MSRB). The Company was incorporated in the Commonwealth of Massachusetts and is wholly owned by LaRhette Manin Insurance Agency, Inc (Parent). The Company provides hospitals and other similar medical groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has entered into a management agreement with the Parent company to pay a monthly management fee in consideration of certain operating expenses, fixed assets and other general and administrative expenses paid on behalf of the Company. For the years ended April 30, 2003 and 2002, the Company paid the Parent company a total of $1,243,550 and $758,968, respectively.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In the first year of operations, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. Minimum net capital requirement is the greater of $5,000 or 12.5% of aggregate indebtedness. At April 30, 2003 and 2002, the Company had net capital of $111,783 and $82,984, respectively, which was $106,783 and $77,984, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.002 to 1 and 0.44 to 1 for the years ended April 30, 2003 and 2002, respectively.

NOTE 4 – MAJOR CUSTOMERS

The Company has earned revenue from two major customers of approximately 38% and 40% of its total revenue earned for the year ended April 30, 2003 and 2002, respectively. The Company receives 100% of its revenues from 2 broker-dealers based upon the funds collected from the Company's customers.

SUPPLEMENTAL INFORMATION

LARHETTE MANIN BENEFITS SERVICE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	April 30,	
	2003	2002
NET CAPITAL		
Total stockholders' equity qualified for net capital	**$125,789**	$89,700
Deduct:		
Prepaid expenses	**(14,006)**	(6,716)
Total net capital	**$111,783**	$82,984
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payable to parent company		$5,000
Other accounts payable and accrued expenses	**$173**	31,694
Total aggregate indebtedness	**$173**	$36,694
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:	**$5,000**	$5,000
Excess net capital at 1500 and 800 percent for April 30, 2003 and 2002, respectively	**$106,783**	$77,984
Ratio: Aggregate indebtedness to net capital	**.002 to 1**	.44 to 1